January 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Keira Nakada

Doug Jones

Daniel Morris

Lilyanna Peyser

Re:    Petco Health and Wellness Company, Inc.

Registration Statement on Form S-1, as amended (File No. 333-251107)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Petco Health and Wellness Company, Inc., formerly known as PET Acquisition LLC (the “Company”), for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Eastern Time, on January 13, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, GOLDMAN SACHS & CO. LLC BOFA SECURITIES, INC. As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsey Drucker Mann
Name: Lindsey Drucker Mann
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Blake Hallinan
Name: Blake Hallinan
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]